MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THIRD QUARTER OF 2015

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

The following management’s discussion and analysis ("MD&A"), which is dated as of November 11, 2015, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the three and nine-month periods ended September 30, 2015 as well as an outlook for the Company based on a defined strategy. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and nine-month periods ended September 30, 2015 (the “Interim Financial Statements”) together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2014 (the “Annual Financial Statements”). All dollar amounts in this MD&A are expressed in thousands of dollars and, unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars). All share, share option and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual report on Form 20-F dated April 6, 2015, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of costs, cash flows, future gold production (including the timing thereof), Mineral Resource and Mineral Reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated Mineral Resources or Mineral Reserves (the Company's Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated April 6, 2015 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

CONTENT

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

CORE BUSINESS

Banro is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production on September 1, 2012, and the commissioning of and production from its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company also undertakes exploration activities at its DRC properties with the objective of delineating additional mineral resources. As well, the Company’s DRC subsidiary, Banro Congo Mining SA, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers. All business activities are followed in a socially and environmentally responsible manner.

For the purpose of this document, cash costs, all-in-sustaining costs, gold margin and EBITDA are non-International Financial Reporting Standards measures. Refer to the Non-IFRS Measures section of this MD&A for additional information.

THIRD QUARTER OF 2015 HIGHLIGHTS

(I) FINANCIAL

The table below provides a summary of financial and operating results for the three and nine-month periods ended September 30, 2015, and corresponding periods in 2014 as well as the second quarter of 2015:

	Q3 2015	Q3 2014	Q2 2015	YTD 2015	YTD 2014
Selected Financial Data
Revenues	38,504	33,285	42,597	122,104	90,258
Total mine operating expenses[1]	(23,084)	(25,192)	(28,068)	(75,433)	(71,833)
Gross earnings from operations	15,420	8,093	14,529	46,671	18,425
Net income before impairment charge[2]	10,789	3,750	1,534	19,103	48
Net (loss)/income	(12,211)	3,750	(48,666)	(54,097)	48
Basic net (loss)/earnings per share ($/share)	(0.05)	0.01	(0.19)	(0.21)	-
Key Operating Statistics
Average gold price received ($/oz)	1,117	1,233	1,194	1,173	1,254
Gold sales (oz)	34,467	26,997	35,665	104,088	71,961
Gold production (oz)	34,824	27,171	34,325	105,092	68,739
All-in sustaining cost per ounce ($/oz)	608	702	701	631	827
Cash cost per ounce ($/oz)	501	618	587	539	728
Gold margin ($/oz)	616	615	607	634	526
Financial Position
Cash and cash equivalents	3,895	2,148	9,270	3,895	2,148
Gold bullion inventory at market value[3]	3,487	2,335	1,875	3,487	2,335
Total assets	869,806	869,068	879,510	869,806	869,068
Long term debt	166,859	192,079	165,591	166,859	192,079

(1)	Includes depletion and depreciation.

(2)	Impairment charges of $23,000 and $73,200 were recognized in Q3 2015 and YTD 2015, respectively. Refer to the Namoya - Mine Under Construction section below for additional information.

(3)	This represents 3,130 ounces of gold bullion inventory, with a total cost of $734 per ounce, shown at the September 30, 2015 closing market price of $1,114 per ounce of gold.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

•

Revenues during the three and nine-month periods ended September 30, 2015 were $38,504 and $122,104, respectively, compared with revenues of $33,285 and $90,258, respectively, for the corresponding periods in 2014. During the third quarter of 2015, ounces of gold sold increased by 28% to 34,467 ounces compared to sales of 26,997 ounces during the third quarter of 2014. The average gold price per ounce sold in the quarter was $1,117 compared to an average price of $1,233 per ounce obtained during the corresponding prior year period as a result of lower average market prices.

•

Mine operating expenses, including depletion and depreciation, for the three and nine-month periods ended September 30, 2015 were $23,084 and $75,433, respectively, compared to $25,192 and $71,833 for the respective three and nine-month periods ended September 30, 2014. The decrease in costs during the 2015 three month period was due to lower depreciation as a result of the extension in the life of the mine during the second quarter of 2015, partially offset by higher production costs due to increased mill throughput for a total of 441,579 tonnes compared to 394,500 tonnes, as the operation surpassed design capacity. The increase in costs during the nine month period was due to higher production costs as Twangiza significantly increased milling throughput on a year-to-date basis from 987,844 tonnes to 1,299,084 tonnes, resulting in lower costs per ounce.

•

Gross earnings from operations for the respective three and nine-month periods ended September 30, 2015, were $15,420 and $46,671, respectively, compared to $8,093 and $18,425, respectively, for the corresponding periods of 2014. The 16% higher gold sales during Q3 2015 compared to Q3 2014, with a corresponding 8% decrease in mine operating expenses translated into improving gross margins by over 90%. While the average gold price received per ounce decreased due to the market conditions, this was offset by increased gold ounces sold.

•

Cash costs on a sales basis for the nine months ended September 30, 2015 were $539 per ounce, a reduction of 26% from $728 per ounce for the corresponding period in 2014. Cash costs per ounce on a sales basis for the third quarter of 2015 were $501 per ounce of gold (compared to $618 per ounce of gold for the third quarter of 2014 and $587 per ounce for the second quarter of 2015). Cash costs for the third quarter of 2015 were lower than the prior year quarter as a result of continued levels of increased productivity at Twangiza. Consistent with the first two quarters of 2015, Twangiza maintained steady state production levels and normalized production costs in line with life of mine expectations as well as benefits from the reductions in diesel pricing.

•

All-in sustaining costs were $631 per ounce for the nine months ended September 30, 2015, a 24% reduction from $827 per ounce for the corresponding period in 2014. All-in sustaining costs were $608 per ounce for the third quarter of 2015 (compared to $702 per ounce of gold for the third quarter of 2014 and $701 per ounce for the second quarter of 2015) driven by lower cash costs per ounce.

(II) OPERATIONAL - TWANGIZA

•	During the third quarter of 2015, Twangiza was loss time injury (“LTI”) free, progressing to over twenty-one months and 8.9 million LTI free hours since the last recorded LTI.

•

During the third quarter of 2015, the plant at the Twangiza Mine processed 441,579 tonnes of ore (compared to 394,500 tonnes during the third quarter of 2014 and 428,661 tonnes in the second quarter 2015), maintaining throughput above design capacity for 104% of design capacity. This achievement was made while Twangiza continued to process a significant amount of non-oxide material. Ore was processed during the third quarter of 2015 at an indicated head grade of 3.07 g/t Au (compared to 2.60 g/t Au during the third quarter of 2014 and 3.01 g/t Au during the second quarter of 2015) with a recovery rate of 79.8% (compared to 82.2% during the third quarter of 2014 and 82.2% in second quarter 2015) to produce 34,824 ounces (compared to 27,171 ounces during the third quarter of 2014 and 34,325 ounces in second quarter 2015) of gold.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

(III) MINE UNDER CONSTRUCTION – NAMOYA

Mine Under Construction - Investment	Q3 2015	Change	Q3 2014
	($000's)	(%)	($000's)
Additions[1]	14,348	(17%)	17,301
Impairment[2]	(23,000)	100%	-
Balance as at September 30	387,713	(3%)	397,706

(1) Net of pre-commercial revenue of $13,274 and $5,449 in Q3 2015 and Q3 2014, respectively.

(2) Refer to the Namoya - Mine Under Construction section below for additional information.

•

During the third quarter of 2015, the Namoya Mine produced 12,157 ounces of gold from a total of 446,653 tonnes of ore, stacked and sprayed on the heap leach pads, at an indicated head grade of 1.67 g/t Au. Stacking levels and grades were below the design capacity of the operation during the quarter as a result of restricted excavator availability which in turn resulted in lower than planned ore production and waste removal.

•

With the ongoing commissioning of process upgrades during the third quarter, daily stacking rates continued to incrementally improve and stabilize, however, the utilization of the processing circuit was restricted due to ore delivery from mining operations with the ore stacked being supplemented by low grade stockpile material. The achievements made with respect to the processing circuit has increased the focus on mining productivity in order to enhance ore delivery and enable improved utilization of the processing circuit.

•

The process to achieving the required improvements to mining productivity commenced during the third quarter as Namoya began receiving, assembling and commissioning the larger mining fleet. The excavator was commissioned in September and began contributing to improved mining productivity and the CAT 777s began commissioning in October with the final haul trucks expected to come online by the end of November. The expanded fleet will support the ongoing mining activities in multiple pits and the removal of waste required for additional mining faces to be opened, which should result in significantly reducing the need to blend low grade stockpile material with the stacked ore.

(IV) EXPLORATION

•

During the third quarter of 2015, exploration activities increased with the focus on near mine exploration at Namoya. High grade drill results intersecting significant mineralization were obtained from the first stage of the follow up drill program in the Namoya Summit footwall zone which borders the Filon B area (see Banro’s September 18, 2015 press release). Drilling results included 16.00 metres grading 5.35 g/t Au, 15.00 metres grading 5.00 g/t Au and 24.00 metres grading 2.77 g/t Au. Exploration drilling will continue through the fourth quarter of 2015 along with grade control drilling at Namoya Summit.

(V) CORPORATE DEVELOPMENT

•

In September 2015, the Company closed a new $9 million loan facility with an existing lender, Banque Commerciale du Congo ("BCDC"), following repayments of the previous $10 million credit facility with BCDC which is now extinguished, as well as repayments of other existing facilities with DRC banks. The loan facility is for a term of 22 months, bears interest of 9.5% per annum and is repayable over 19 months starting in January 2016.

•

In September 2015, the Company closed a $7 million gold forward sale transaction. The forward sale transaction provides for the prepayment by the purchaser of $7 million for its purchase of 8,481 ounces of gold from the Twangiza mine, with the gold deliverable over 33 months, at 257 ounces per month beginning January 2016. The forward sale may be terminated at any time upon payment to the purchaser of a one-time termination amount. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month.

•	The Company elected not to declare the September 2015 dividend on the preference shares issued in 2013. The accrued amount in respect of this dividend was $927 as at September 30, 2015.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

TWANGIZA MINE

With the ability to maintain stable operating performance following a year of increased productivity levels, Twangiza management focused on evaluating the processing capabilities of the plant. Throughput levels increased to 104% of design capacity while continuing to process significant amounts of non-oxide ore. The Company performed multiple days of trials to test the throughput of pre-crushed non-oxide ore. The results demonstrated that throughputs greater than design capacity may be achievable with pre-crushed material. As expected, the recovery rates of the non-oxide feed were lower than those being regularly achieved with blended ore and contributed to lower overall recoveries in the current quarter. These trials are being performed to evaluate potential enhancements to further utilize the existing plant in the future. Twangiza management will continue to focus on process plant feed optimization to secure reliable throughput levels that can be maintained through the rainy season.

TWANGIZA MINE	Q3 2015	Q2 2015	Prior Quarter	Q3 2014	Prior Year
			Change %		Change %
Gold sales (oz)	34,467	35,665	(3%)	26,997	28%
Gold produced (oz)	34,824	34,325	1%	27,171	28%
Material mined (t)	707,861	770,162	(8%)	1,027,311	(31%)
Ore mined (t)[1]	453,960	548,175	(17%)	589,288	(23%)
Valley fill mined (t)	-	-	-	-	-
Waste mined (t)	253,901	221,987	14%	438,023	(42%)
Strip ratio (t:t)[2]	0.56	0.41	37%	0.74	(24%)
Ore milled (t)[1]	441,579	428,661	3%	394,500	12%
Head grade (g/t Au)[3]	3.07	3.01	2%	2.60	18%
Recovery (%)	79.84	82.2	(3%)	82.20	(3%)
Cash cost per ounce ($US/oz)	501	587	(15%)	618	(19%)

(1) The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.

(2) Strip ratio is calculated as waste mined divided by ore mined.

(3) Head grade refers to the indicated grade of ore milled.

In the third quarter of 2015, Twangiza achieved production levels consistent with the first two quarters of 2015, continuing to produce above the monthly average production guidance of 9,000 ounces per month. Cash costs per ounce during the quarter were 15% lower than the second quarter of 2015 and represented a 19% reduction from the third quarter of 2014, mainly due to the improvements in productivity levels and the benefit of lower diesel prices. Similar to recent quarters, the strong operating results continue to be driven by improved productivity with the plant throughputs being maintained at or above design capacity while processing a significant portion of non-oxide ore. In the current quarter, mill throughput, which achieved 104% of design capacity, and head grade were the most significant contributors with 12% and 18% increases, respectively, compared to the same prior year period, contributing to an overall increase in gold content processed of 32% while gross spending on processing only increased by approximately 19%.

Gross spending and unit costs for Q3 2015 in comparison to Q2 2015 and Q3 2014 are as follows:

Mine Operating Costs	(In '000s)			Cost per tonne Milled ($/t)
	Q3 2015	Q2 2015	Q3 2014	Q3 2015	Q2 2015	Q3 2014
Mining Costs	3,603	4,495	3,430	8.2	10.5	8.7
Processing Costs	10,214	9,252	8,583	23.1	21.6	21.8
Overhead	4,771	5,269	4,506	10.8	12.3	11.4
Inventory Adjustments	(1,325)	1,927	178	(3.0)	4.5	0.5
Total mine operating cost	17,263	20,943	16,697	39.1	48.9	42.4
Total tonnes milled (tonnes)	441,579	428,661	394,500

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

Mining

A total of 707,861 tonnes of material (Q3 2014 – 1,027,311 tonnes) were mined during the three month period ended September 30, 2015. Total ore mined was 453,960 tonnes (Q3 2014 – 589,288 tonnes). The strip ratio for the third quarter of 2015 decreased to 0.56 as compared to 0.74 during the third quarter of 2014. The mining cost per tonne milled during the third quarter of 2015 decreased compared with the second quarter of 2015 to $8.20 per tonne milled as a result of lower gross mining costs due to redirected mining resources to the Tailings Management Facility (“TMF”) construction and increased tonnes milled.

Processing & Engineering

For the three month period ended September 30, 2015, the plant at the Twangiza Mine processed 441,579 tonnes of ore (Q3 2014 – 394,500 tonnes), representing a 12% increase over the prior year period, as the operations continued to exceed the annualized rate of 1.7 Mtpa. This quarterly throughput was marginally higher, at 13,000 tonnes over the second quarter of 2015. Processing cost per tonne milled increased from $21.80 per tonne in the third quarter of 2014 to $23.10 per tonne in the third quarter of 2015 as a result of increased consumables consumption from the processing of non-oxide ore. During the quarter, Twangiza performed multiple days of trials to test the throughput of pre-crushed non-oxide ore. The results demonstrated that throughputs greater than design capacity may be achievable with pre-crushed material. As expected, the recoveries of the non-oxide feed were lower than those being regularly achieved with blended ore and contributed to lower recovery of 79.84% during the period. The processing costs were 19% higher compared to Q3 2014 as a result of the 12% increase in throughput combined with increased consumables consumption due to the ore blend.

Sustaining Capital Activities

Capital spending at Twangiza was focused on upgrades to the mobile fleet and continued construction of the TMF. Mobile fleet upgrades during the quarter included the purchase of secondary equipment to support mining operations, road maintenance and TMF construction. TMF construction continued at increasing activity levels, with activity levels expected to be sustained into the fourth quarter of 2015, however, lower levels of activity may occur based on the impact of the rainy season.

Cash cost and All-in sustaining cost

Cash costs per ounce for the third quarter of 2015 were lower than the prior year period, primarily due to increased sales of 7,470 ounces or 28%, due to increased production over the third quarter of 2014, while gross spending increased as a result of higher throughput slightly above the design capacity of the mill and higher consumables consumption. The all-in sustaining cost decreased from $702 per ounce in Q3 2014 to $608 per ounce in Q3 2015, primarily due to lower cash costs related mainly to lower diesel costs and improved milling efficiency. The all-in sustaining cost decreased from $701 per ounce in Q2 2015 to $608 per ounce in Q3 2015, primarily due to the impact of inventory adjustments from increased gold-in-process and gold bullion levels.

Cash Cost per ounce sold	($US/ounce)
	Q3 2015	Q2 2015	Q3 2014
Mining Costs	105	126	127
Processing Costs	296	259	318
Overhead	138	148	166
Inventory Adjustments	(38)	54	7
Total cash costs per ounce	501	587	618
Total ounces sold (ounces)	34,467	35,665	26,997
All-in sustaining costs per ounce	608	701	702

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

NAMOYA - MINE UNDER CONSTRUCTION

During the third quarter of 2015, Namoya’s ramp up towards commercial production progressed with stacking levels averaging 149,000 tonnes per month for a total of 446,653 tonnes for the quarter. This represents a 35% increase in ore stacked over the second quarter of 2015. Ore stacked was below the design rate of 190,000 tonnes per month due to low excavator availability. The low availability of ore from mining activities in the third quarter resulted in the processing of ore from low grade stockpiles, resulting in an average stacked grade of 1.67 g/t Au. Contained gold stacked on the heap leach increased to approximately 24,000 ounces or approximately 48% over the previous quarter. Due to heap leach operations requiring several months of percolation to fully recover the leachable gold, gold production in the quarter increased by approximately 15%. Namoya poured 3,415 ounces in July, 4,233 ounces in August and 4,509 ounces in September for a total of 12,157 ounces of gold in the third quarter of 2015.

Excavator availability improved in September with the commissioning of the first component of the larger mining fleet. This will significantly improve waste removal activities. The commissioning process of the CAT 777s has commenced, which will occur in phases throughout November following the completion of the onsite assembly process. The full commissioning of the larger mining fleet along with the continued support from the pre-existing mining fleet is expected to significantly improve mining productivity levels. With increasing ore availability at Namoya, stacking levels and grades are expected to increase to commercial production levels in the fourth quarter of 2015.

The CIL circuit was not utilized during the third quarter of 2015 as the focus of the operations continues to be the improvements to the heap leach processing circuit.

During the third quarter of 2015, the Company recorded a non-cash impairment charge totalling $23.0 million against the Namoya Mine Under Construction balance in its interim condensed financial statements, resulting in a net balance of $388 million as at September 30, 2015. The non-cash impairment charge recorded was due to the aggregate adverse impact of the deterioration of the long term gold price outlook, the build-up of capitalized borrowing costs (interest and dividends directly attributable to the construction of the asset) and pre-commercial operating losses from the extended ramp up due to the delay in financing, the commissioning of the mobile fleet and the redesign of the plant.

Under International Financial Reporting Standards (“IFRS”), in addition to the project development and the associated exploration and evaluation costs, the Mine Under Construction balance includes borrowing costs, depreciation and pre-commercial operating losses. Prior to the recognition of impairment charges in the current year, as at September 30, 2015, the Mine Under Construction balance included over $75 million of borrowing costs, $22 million of depreciation and approximately $35 million of pre-commercial operating losses. The 2015 year-to-date non-cash impairment charge of $73.2 million was less than the amount of the above indirect project development costs, indicating that the direct Namoya project development costs are recoverable under the prevailing market conditions.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

EXPLORATION

Consistent with the Company’s focus on cash flow management during the completion of development at Namoya, exploration activities during the third quarter of 2015 involved the provision of support by the geological teams for production related activities at the two mine sites, as well as the use of small teams focused on new oxide target generation activities in Lugushwa and Kamituga through BLEG and ground maintenance activities.

Near mine exploration at Namoya during the third quarter of 2015 yielded high grade drill results intersecting significant mineralization. These results were obtained from the first stage of the follow up drill program in the Namoya Summit footwall zone which borders the Filon B area (see Banro’s September 18, 2015 press release). Drilling results included 16.00 metres grading 5.35 g/t Au, 15.00 metres grading 5.00 g/t Au and 24.00 metres grading 2.77 g/t Au. The drill program that has yielded these significant mineralization results is ongoing and has been integrated with production related drilling activities to effectively utilize the available resources. Additional drill results from the ongoing drill program are expected in the fourth quarter of 2015.

As previously reported, to support the Twangiza and Namoya operations, near term exploration will focus on the following:

•	Deliver sufficient drilling to allow full delineation of mineable material for the Namoya Summit - Filon B targets at Namoya;
•	Development and execution of the drill program to convert inferred and indicated resources to higher confidence resources and mineral reserves within the existing open pits; and
•	Delineate resources from identified targets within a 5 kilometre radius of the current operations.

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "Qualified Person" as such term is defined in National Instrument 43-101, has approved the technical information in this MD&A.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

SELECTED FINANCIAL RESULTS

Selected Financial Data	Q3 2015	Q3 2014	Q2 2015	YTD 2015	YTD 2014

Revenues ($000's)	38,504	33,285	42,597	122,104	90,258
Production costs ($000's)	(17,263)	(16,697)	(20,943)	(56,101)	(52,402)
Depletion and depreciation ($000's)	(5,821)	(8,495)	(7,125)	(19,332)	(19,431)
Gross earnings from operations ($000's)	15,420	8,093	14,529	46,671	18,425

General & administration ($000's)	(2,421)	(3,128)	(3,663)	(8,871)	(7,183)
Finance expenses ($000's)	(3,139)	(3,815)	(7,284)	(16,478)	(10,868)
Net income before non-cash impairment charge[1]	10,789	3,750	1,534	19,103	48
Net (loss)/income ($000's)	(12,211)	3,750	(48,666)	(54,097)	48
EBITDA ($000's)	20,309	13,949	14,717	53,920	24,777
Basic net (loss)/earnings per share ($/share)	(0.05)	0.01	(0.19)	(0.21)	-

(1) Impairment charges of $23,000 and $73,200 were recognized in Q3 2015 and YTD 2015, respectively. Refer to the Namoya - Mine Under Construction section for additional information.

Revenues

Revenues increased $5,219, or 16%, and $31,846, or 35%, in the three and nine month periods ended September 30, 2015, respectively, as compared to the corresponding periods of 2014 as a result of significant increases in gold ounces sold, and was partially offset by lower average realized gold prices. The average gold price received on ounces sold in Q3 2015 was $1,117 per ounce compared to $1,233 per ounce received in Q3 2014. The average realized gold price was consistent with the average spot price for the period.

Production costs by element

Production Costs	Q3 2015	Q3 2014	Change	$/oz Sold			YTD 2015	YTD 2014	Change	$/oz Sold
	($000's)	($000's)	(%)	Q3 2015	Q3 2014	Change %	($000's)	($000's)	(%)	YTD 2015	YTD 2014	Change %
Raw materials and consumables	5,356	3,574	50%	155	132	17%	15,533	11,839	31%	149	165	(10%)
Diesel	3,332	4,315	(23%)	97	160	(39%)	10,443	13,198	(21%)	100	183	(45%)
Salaries	4,156	4,006	4%	120	148	(19%)	13,123	10,976	20%	126	153	(18%)
Contractors	2,548	1,980	29%	74	73	1%	8,547	6,796	26%	82	94	(13%)
Other overhead	3,196	2,644	21%	93	98	(5%)	9,095	7,431	22%	88	103	(15%)
Inventory adjustments	(1,325)	178	(844%)	(38)	7	(643%)	(640)	2,162	(130%)	(6)	30	(120%)
Total production costs	17,263	16,697	3%	501	618	(19%)	56,101	52,402	7%	539	728	(26%)

Production costs, excluding inventory adjustments, for the three and nine month periods ended September 30, 2015 increased 13% and 13%, respectively, from the same prior year periods, as a result of increased mine and mill productivity; however, as a result of improved operating efficiencies the per unit costs decreased by 12% and 22%, respectively. Details of changes in production cost categories are included below:

Raw materials and consumables

Raw materials and consumables increased by 50% and 31%, in the three and nine month periods ended September 30, 2015, respectively, as compared to the corresponding periods in 2014 as a result of increased mill productivity, increased consumption rates due to the processing of non-oxide ore, better inventory availability, and the contribution of carrying out drill and blast activities to support the mining operations. As a result of the increase in ounces sold, raw materials only increased by 17% on a per ounce basis.

Diesel

Diesel costs decreased 23% and 21% during the three and nine month periods ended September 30, 2015, respectively, as compared to the corresponding periods in 2014 primarily due to favorable market conditions. As a result of the decrease in the cost of diesel coupled with the aforementioned increases in production, on a per ounce sold basis diesel decreased 39% and 45% in the three and nine month periods ended September 30, 2015, respectively, as compared to the corresponding 2014 periods.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

Salaries

Salaries increased 4% and 20% in the three and nine month periods ended September 30, 2015, respectively, compared to the corresponding periods of 2014. The quarter over quarter consistency reflects the stabilized operating structure and productivity since the third quarter of 2014. The year-to-date increase is primarily due to the increase in production bonuses, the scale of the operational activities as a result of the completion of the plant upgrade in 2014 as well as the impact of using increased levels of internal resources in the place of certain contractors and normal course inflationary increases. On a per ounce sold basis, salaries decreased 19% and 18% for the three and nine month periods ended September 30, 2015, respectively, as a result of operational efficiencies with the increased levels of productivity.

Contractors

Contractors expense increased 29% and 26% in the three and nine month periods ended September 30, 2015, respectively, compared to the corresponding periods of 2014 as a result of increased on-site contractor services and daily equipment hire being utilized for TMF construction to complement internal resources as well as increased road maintenance activities. On a per ounce sold basis, contractors increased 1% and decreased 13% for the three and nine month periods ended September 30, 2015, respectively, compared to the corresponding prior year periods as a result of the allocation of resources in the three month period and as a result of operational efficiencies with the increased levels of production in the nine month period. Management has sourced additional mobile equipment to reduce its reliance on daily equipment hire for the remainder of the year.

Other overhead

Other overhead expense, which includes on-site administrative sundry costs, sales related costs, IT expenses, human resources expenditures, travel and camp costs, increased 21% and 22%, respectively, in the three and nine month periods ended September 30, 2015 compared to the corresponding periods of 2014 as a result of the increased levels of production and the resulting sales which increase costs such as refining, freight and royalties. On a per ounce basis, other overhead expenses decreased as a number of these costs are relatively fixed in nature.

Inventory adjustments

Inventory adjustments saw an inventory buildup of $1,325 mainly from additional gold-in-process and gold bullion on hand in the current quarter, compared to inventory drawdown in the prior year period of $178. In the nine month period ended September 30, 2015, the inventory adjustment was a moderate buildup of $640 as compared to a larger drawdown in gold bullion in the corresponding period of 2014.

General and administrative expenses

The table below provides general and administrative expenses for the three and nine month periods ended September 30, 2015 and 2014.

General & administrative expenses	Q3 2015	Q3 2014	Change	$/oz Sold			YTD 2015	YTD 2014	Change	$/oz Sold
	($000's)	($000's)	(%)	Q3 2015	Q3 2014	Change %	($000's)	($000's)	(%)	YTD 2015	YTD 2014	Change %
Salaries and employee benefits	805	687	17%	23	25	(8%)	2,524	2,147	18%	24	30	(20%)
Consulting, management, and professional fees	177	455	(61%)	5	17	(71%)	989	1,008	(2%)	10	14	(29%)
Office and sundry	382	287	33%	11	11	0%	1,715	979	75%	16	14	14%
DRC corporate office	857	1,479	(42%)	25	55	(55%)	2,861	2,396	19%	27	33	(18%)
Depreciation	13	18	(28%)	-	1	(100%)	61	49	24%	1	1	0%
Other	187	202	(7%)	5	7	(29%)	721	604	19%	7	8	(13%)
General and administrative expenses	2,421	3,128	(23%)	69	116	(41%)	8,871	7,183	23%	85	100	(15%)

Other charges & provisions	(1,000)	(3,003)	(67%)	(29)	(111)	(74%)	1,777	(339)	(624%)	17	(5)	(440%)

General and administrative expenses decreased to $2,421 and increased to $8,871 for the three and nine month periods ended September 30, 2015, respectively, as compared to $3,128 and $7,183, respectively, for the corresponding periods in 2014. Details of changes in the general and administrative expenses category are as follows:

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

Salaries and employee benefits

Salaries and employee benefits increased 17% and 18% in the three and nine month periods ended September 30, 2015 as compared to the corresponding periods in 2014 as a result of the impact of increased number of personnel coupled with the impact of year over year inflationary increases.

Consulting, management, and professional fees

Consulting, management, and professional fees, which include mainly legal and auditing fees, decreased to $177 and $989 for the three and nine month periods ended September 30, 2015, respectively, compared to $455 and $1,008, respectively, for the corresponding periods of 2014, as a result of legal and consulting costs being incurred in 2014 in association with financing related activities.

Office and Sundry

Office and sundry increased to $382 and $1,715 for the three and nine month periods ended September 30, 2015, compared to $287 and $979, respectively, for the corresponding periods of 2014, as a result of the additional costs associated with government fees.

DRC corporate office

The DRC corporate office provides in-country support for the operations. For the three and nine month periods ended September 30, 2015, DRC regional office support expenses were $857 and $2,861, respectively, as compared to $1,479 and $2,396 for the corresponding periods of 2014. The decrease in expense was due to changes in the cost allocation process year over year.

Other expenses

Other general and administrative expenses include travel and promotion expenses relating to being a publicly traded company and contributions to the Banro Foundation which remained consistent during 2015 and 2014.

Other charges and provisions

Other charges and provisions resulted in a gain of $1,000 and loss of $1,777 for the three and nine month periods ended September 30, 2015, respectively, compared to a gain of $3,003 and $339, respectively, in the corresponding periods of 2014, predominately representing the changes in fair value gains and losses on financial instruments as outlined in the notes to the current period financial statements.

Finance expenses

Finance expenses decreased in the three month and increased significantly in the nine month periods ended September 30, 2015 compared to the corresponding periods of 2014 as a result of changes in the capital structure of the Company throughout 2014 and 2015, which has contributed in changes in the nature, timing and amount of interest, dividends and transaction costs being incurred each quarter.

Impairment Charge

During the three and nine month periods ended September 30, 2015, the Company recorded a non-cash impairment charge of $23.0 million and $73.2 million, respectively, against the Namoya Mine Under Construction balance in its interim condensed financial statements, resulting in a net balance of $388 million as at September 30, 2015 compared to $398 million as at September 30, 2014. Refer to the Namoya – Mine Under Construction section above.

Net loss/income

The Company’s net loss for the three and nine month periods ended September 30, 2015 was $12,211 and $54,097, respectively, as compared to a net income of $3,750 and $48, respectively, in the corresponding prior year periods. The net losses in the current year periods are a result of the recognition of non-cash impairment charges. Adjusting for this non-cash impairment loss, the Company would have recognized net income of $10,789 and $19,103 for the three and nine month periods ended September 30, 2015, respectively, as gross earnings from operations continued to contribute significantly to the bottom line while being heavily offset by interest charges and financing costs.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

EBITDA

EBITDA for the three and nine month periods ended September 30, 2015 was $20,309 and $53,920, respectively, which include adjustments for the non-cash impairment charges recognized, resulting in a significant increases of 49% and 120%, respectively, from the corresponding prior year periods.

EXPLORATION AND DEVELOPMENT PROJECT EXPENDITURES

Exploration and evaluation expenditures

The Company incurred exploration and evaluation expenditures of $2,863 in the three month period ended September 30, 2015, an increase of 40% compared to the same prior year period due to the timing of activities, capitalized as exploration and evaluation assets in the Company’s consolidated statement of financial position. The allocation of such exploration and evaluation expenditures by project was as follows:

Exploration and evaluation expenditures	Q3 2015	Q3 2014	Change	YTD 2015	YTD 2014	Change
	($000's)	($000's)	(%)	($000's)	($000's)	(%)
Twangiza project	363	124	193%	1,160	1,677	(31%)
Namoya project	650	269	142%	1,446	1,389	4%
Lugushwa project	813	648	25%	2,239	2,345	(5%)
Kamituga project	808	706	14%	2,224	2,591	(14%)
Banro Congo Mining SARL	229	295	(22%)	884	1,097	(19%)
	2,863	2,042	40%	7,953	9,099	(13%)

Mine development expenditures

During the nine months ended September 30, 2015, the Company incurred development expenditures of $46,655 (nine months ended September 30, 2014 - $60,503), net of pre-production revenue of $36,462 (nine months ended September 30, 2014 - $11,860), with respect to the development of the Namoya mine, which are capitalized in the consolidated statement of financial position as mine under construction asset.

Mine Development Expenditures	YTD 2015	YTD 2014	Change
	($000's)	($000's)%
Mine development expenditures	83,117	72,363	15%
Pre-commercial production revenue	(36,462)	(11,860)	207%
Net expenditures	46,655	60,503	(23%)

Mine development expenditures relate to project capital, pre-operating expenses and capitalized interest. Included in the $46,655 of mine development expenditures is $5,652 of depreciation and $18,174 of capitalized interest. Pre-commercial production revenue at Namoya consists of revenue from the sale of 31,670 ounces of gold sold at an average price of $1,151 per ounce, an average price lower than the average market price due to the recognition of ounces sold in relation the Namoya stream financing being recognized based on an implied value per ounce.

SUMMARY OF QUARTERLY RESULTS

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters, beginning with the third quarter of 2015. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”).

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013

Revenues	38,504	42,597	41,003	35,178	33,285	26,534	30,439	27,022
Gross earnings from operations	15,420	14,529	16,722	10,966	8,093	4,292	6,040	3,090
Net income/(loss) before impairment charge[1]	10,789	1,534	6,780	272	3,750	(2,998)	(704)	2,086
Net (loss)/income	(12,211)	(48,666)	6,780	272	3,750	(2,998)	(704)	2,086
(Loss)/earnings per share, basic ($/share)	(0.05)	(0.19)	0.03	0.00	0.01	(0.01)	0.00	0.01
(Loss)/earnings per share, diluted ($/share)	(0.05)	(0.19)	0.03	0.00	0.01	(0.01)	0.00	0.01

(1) Impairment charges of $23,000 and $50,200 were recognized in Q3 2015 and Q2 2015, respectively. Refer to the Namoya - Mine Under Construction section for additional information.

The Company recorded revenue of $38,504 for the three month period ended September 30, 2015 and a net loss of $12,211. Revenue for the three month period ended September 30, 2015 was lower than the prior quarter primarily due to lower realized gold price combined with lower ounces sold, while gross earnings increased due to lower operating costs including depreciation. During the third quarter of 2015, a non-cash impairment charge of $23,000 relating to the Mine Under Construction resulted in a net loss for the period. Net income before impairment charge increased from the second quarter of 2015 as a result of lower production costs and the net impact of fair value gains and losses on financial instruments.

The Company recorded revenue of $42,597 for the three month period ended June 30, 2015 and a net loss of $48,666. Revenue for the three month period ended June 30, 2015 was higher than the prior quarter due to an increase in gold ounces sold due to the timing of gold sales and was partially offset by lower revenue per ounce at Twangiza, while gross earnings from operations decreased as a result of increases in operating costs. During the second quarter of 2015, a non-cash impairment charge of $50,200 relating to the Mine Under Construction resulted in a significant net loss.

The Company recorded revenue of $41,003 for the three month period ended March 31, 2015 and a net income of $6,780. Revenue and gross earnings from operations for the three month period ended March 31, 2015 were higher than the prior quarter due to an increase in productivity resulting in a reduction in unit costs and an increase in ounces of gold sold from improved production at Twangiza. The increase in net income was driven by increased gross earnings from operations being partially offset by increased general and administrative and finance costs.

The Company recorded revenue of $35,178 for the three month period ended December 31, 2014 and a net income of $272. Revenue and gross earnings from operations for the three month period ended December 31, 2014 were higher than the prior quarter due to an increase in productivity resulting in a reduction in unit costs and an increase in ounces of gold sold from improved production at Twangiza. The decrease in net income in the fourth quarter was driven by increased finance costs and losses from the re-valuation of financial instruments.

The Company recorded revenue of $33,285 for the three month period ended September 30, 2014 and a net income of $3,750. Revenue and gross earnings from operations for the three month period ended September 30, 2014 were higher than the prior quarter due to there being approximately 6,460 more ounces of gold sold in the third quarter of 2014 from improved production at Twangiza. Increase in net income in the third quarter was driven by higher gross earnings from operations, and gains from the re-valuation of financial instruments partially offset by higher general and administrative expenses and interest costs.

The Company recorded revenue of $26,534 for the three month period ended June 30, 2014 and a net loss of $2,998. Revenue and gross earnings from operations for the three month period ended June 30, 2014 were lower than the prior quarter due to there being approximately 4,000 more ounces of gold sold in Q1 2014 due to gold produced in December 2013 and sold in January 2014. In addition to the lower gross earnings from operations, increased general and administrative expenses were incurred as a result of increased legal and shareholder services that resulted from dissident shareholder nominations for the election of directors, which were subsequently withdrawn, in connection with the annual shareholders’ meeting.

The Company recorded revenue of $30,439 for the three month period ended March 31, 2014 and a net loss of $704. Revenue and gross earnings from operations for the three month period ended March 31, 2014 were higher than the prior quarter due to there being approximately 4,000 more ounces of gold sold in Q1 2014 as compared to Q4 2013. Although revenue was higher during the quarter, transactions costs, dividends on preferred shares, and a loss on the change in the fair value of preferred shares were all expenses that contributed to the net loss of $704 for the quarter.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2015, the Company had cash and cash equivalents of $3,895 compared to cash and cash equivalents of $1,002 as at December 31, 2014. As a result of the minimal liquidity available as at December 31, 2014, and the Company’s need to continue to fund operations until production from Namoya reaches commercial production levels, it was necessary to carry out gross financings of $57 million in the form of gold forward sales, $50 million in April 2015 in the form of a gold stream relating to the Namoya Mine and $9 million in loans.

During the three month period ended September 30, 2015, the Company spent $3,271 in cash for exploration and evaluation expenditures and $3,612 in cash (net of pre-production revenue) for the development of the Namoya mine (compared to $1,024 spent on exploration and evaluation expenditures and $8,153 spent on the development of the Namoya mine during Q3 2014). In addition, during Q3 2015, the Company spent $12,820 on capital assets (compared to $3,896 spent during Q3 2014) to carry on its projects in the DRC. The Company elected not to declare the September 2015 dividend on the preference shares issued in 2013. The accrued amount in respect of this dividend was $927 as at September 30, 2015.

In February 2015, the Company signed definitive agreements for two gold forward sale transactions relating to the Twangiza mine and a gold streaming transaction relating to the Namoya mine, providing total gross proceeds to the Company of $90 million. Each of the two forward sale transactions provide for the prepayment by the purchaser of $20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month. The first $20 million forward sale closed on February 27, 2015. The forward sales may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 20%. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. The streaming transaction provides for the payment by the purchaser of a deposit in the amount of $50 million and the delivery to the purchaser over time of 8.33% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are $150 per ounce. On April 30, 2015, the Company closed the second $20 million forward sale and the $50 million gold streaming transactions, as described above. In connection with the closing of these financing transactions, the Company extinguished all of the outstanding backstop facility notes issued in the third and fourth quarters of 2014 for approximately $40.7 million. In September 2015, the Company amended the second forward sale agreement and received an additional $7 million prepayment for the delivery of 8,481 ounces of gold, at 257 ounces per month starting January 2016.

In the second quarter of 2015, the Company closed a $10 million forward sale to finance the purchase of the expanded mobile fleet. The forward sale transaction provides for the prepayment by the purchaser of $10 million for its purchase of 9,508 ounces of gold from the Twangiza mine, with the gold deliverable over two years, at 396 ounces per month. The forward sale may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 13%. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below $1,150 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,150 per ounce for that month.

In the third quarter of 2015, the Company closed a $9 million loan facility (together with the $7 million gold forward sale referred to above) following repayments of other existing facilities during the year, in order to allow for increased working capital at both Namoya and Twangiza ahead of the onset of the rainy season, in order to secure production activities and for the continued ramp-up of Namoya.

As a result of restrictive covenants in the indenture under which the Company’s outstanding $175,000 in aggregate principal amount of senior secured notes (“Notes”) were issued, the Company’s ability to incur additional debt is currently limited. Should the Company experience production shortfalls at Twangiza, further delays in the ramp up at Namoya, suspension or delays in the receipt of goods and services, equipment breakdowns, or should the price of gold decrease further, the Company will explore all available options to continue reducing operating costs, manage cash flows and secure additional funding.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations as at September 30, 2015 are described in the following table:

Contractual Obligations	Payments due by period

		Less than	One to three	Four to five
	Total	one year	years	years
	($000's)	($000's)	($000's)	($000's)
Operating leases	891	533	358	-
Finance lease	4,612	2,537	2,075	-
Bank loans	16,720	12,262	4,458	-
Derivative instruments	53,309	23,989	29,320	-
Long-term debt - 2012 Offering	175,000	-	175,000	-
Interest on long-term debt - 2012 Offering	26,250	17,500	8,750	-

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Executive Chairman, the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and nine month periods ended September 30, 2015 and 2014 was as follows:

	Q3 2015	Q3 2014	YTD 2015	YTD 2014
	($000's)	($000's)	($000's)	($000's)
Short-term employee benefits	857	713	2,507	1,990
Share-based payments	85	216	591	514
Other benefits	19	20	57	53
Employee retention allowance	63	53	189	145
	1,024	1,002	3,344	2,702

During the three and nine month periods ended September 30, 2015, directors fees of $97 and $227 (three and nine month periods ended September 30, 2014 - $139 and $308) were incurred for non-executive directors of the Company. As of September 30, 2015, $nil was included in accrued liabilities as a payable to three directors (December 31, 2014 - $86).

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Interim Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s Interim Financial Statements included the following:

Provision for closure and reclamation

The Company’s operation is subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation. During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts, which is the higher of fair value less cost to sell and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Mineral reserve and resource estimates

Mineral reserves and resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mine under construction assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

The model inputs for stock options granted during the nine month period ended September 30, 2015 included:

September 30, 2015
Risk free interest rate	0.46% - 1.00%
Expected life	3 years
Annualized volatility	85.64 - 93.46%
Dividend yield	0.00%
Forfeiture rate	2.00%
Grant date fair value	$0.09 - $0.25

Depreciation of mining assets

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

The Company applies the units of production method for amortization of its mine assets in commercial production based on reserve ore tonnes mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves to be amortized under this method. Factors that are considered in determining reserves are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the assets useful life. Asset useful lives and residual values are re-evaluated annually.

Commercial production

Prior to reaching pre-determined levels of operating capacity intended by management, costs incurred are capitalized as part of mines under construction and proceeds from sales are offset against capitalized costs. Depletion of capitalized costs for mining properties begins when pre-determined levels of operating capacity intended by management have been reached. Management considers several factors in determining when a mining property has reached levels of operating capacity intended by management, including:

•	when the mine is substantially complete and ready for its intended use;
•	the ability to produce a saleable product;
•	the ability to sustain ongoing production at a steady or increasing level;
•	the mine has reached a level of pre-determined percentage of design capacity;
•	mineral recoveries are at or near the expected production level; and
•	the completion of a reasonable period of testing of the mine plant and equipment.

The results of operations of the Company during the periods presented in the Company’s consolidated financial statements have been impacted by management’s determination that its Twangiza mine had reached the commercial production phase on September 1, 2012. When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs ceases. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements, underground mine development or mineable reserve development are assessed to determine whether capitalization is appropriate.

Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are a few circumstances that would warrant a test for impairment, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of comprehensive (loss)/income during the period the new information becomes available.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the contractual arrangement at inception date, including whether the arrangement contains the use of a specific asset and the right to use that asset. Where the Company receives substantially all the risks and rewards of ownership of the asset, these arrangements are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased asset and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, with the interest element of the lease charged to the consolidated statement of comprehensive (loss)/income as a finance cost. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

All other leases are classified as operating leases. Operating lease payments are recognized in the consolidated statement of comprehensive (loss)/income on a straight-line basis over the lease term.

NEWLY APPLIED ACCOUNTING STANDARDS

The following amended standards were applied as of January 1, 2015:

•	IFRS 8, “Operating Segments” (amendment); and
•	IAS 24, “Related Party Disclosures” (amendment).

The adoption of these amended standards did not have a significant impact on the Company’s Interim Financial Statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is intended to reduce the complexity for the classification, measurement, and impairment of financial instruments. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), and IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) were published by the IASB in December 2014. The amendments define the application of the consolidation exception for investment entities. These are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of these standards but does not expect these standards to have a material impact on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014 and will replace IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations. IFRS 15 provides a more detailed framework for the timing of revenue recognition and increased requirements for disclosure of revenue. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. The mandatory effective date is for annual periods beginning on or after January 1, 2018. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) were issued by the IASB in December 2014. The amendments clarify principles for the presentation and materiality consideration for the financial statements and notes to improve understandability and comparability. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard on its consolidated financial statements.

Amendments to IAS 16, Property, Plant and Equipment (“IAS 16”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue-based depreciation method for property, plant and equipment as it is not reflective of the economic benefits of using the asset. They clarify that the depreciation method applied should reflect the expected pattern of consumption of the future economic benefits of the asset. The amendments to IAS 16 are effective for annual periods beginning on or after January 1, 2016. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Amendments to IAS 38 Intangible Assets (“IAS 38”) were issued by the IASB in May 2014. The amendments prohibit the use of a revenue-based depreciation method for intangible assets. Exceptions are allowed where the asset is expressed as a measure of revenue or revenue and consumption of economic benefits for the asset are highly correlated. The amendments to IAS 38 are effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard but does not expect the standard to have a material impact on its consolidated financial statements.

FINANCIAL INSTRUMENTS

Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, trade and other receivables, bank loans, and trade and other payables approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost (excluding the “Notes”) are approximated by their carrying values.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not typically enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars and European Euros. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the interim condensed consolidated statement of comprehensive (loss)/income. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. See Note 31(c) of the Interim Financial Statements for additional details.

Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents, and trade and other receivables. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada and the DRC. The sale of goods exposes the Company to the risk of non-payment by customers. The Company manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Should the Company experience production shortfalls at Twangiza, delays in ramp up at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease further, the Company will need to further examine funding options. See Note 31(e) of the Interim Financial Statements for additional details.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

Foreign Operations and Political Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain required financing because of the perceived investment risk.

Access to Capital Markets and Indebtedness Obligation Risk

In March 2012, the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 aggregate principal amount of Notes with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing, together with additional debt financings subsequently carried out, the Company has a significant amount of indebtedness. The Company and certain of its subsidiaries also have financial obligations with respect to outstanding preferred shares. The Company’s high level of indebtedness and preferred share obligations could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments and preferred share dividends instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro’s inability to generate sufficient cash flows to satisfy its debt obligations would materially and adversely affect the Company’s financial position and results of operations. If the Company cannot make scheduled payments on its debt, the Company will be in default and holders of the debt could declare all outstanding principal and interest to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The indenture under which the Notes were issued contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under this indenture could result in an event of default. In the event the Noteholders accelerate the repayment of the Company’s indebtedness, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Exploration and Development Risk

Certain of the Company's properties are in the exploration or development stage only and have not commenced commercial production. The Company currently does not generate income from properties under exploration and development. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

Mineral Reserve and Mineral Resources Estimates Risk

The Company's mineral resources and mineral reserves are estimates and no assurance can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

Environmental, Health and Safety Risk

The Company’s mining operation, exploration and development activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety and other related hazards and risks normally incident to gold mining operations, exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. A breach of such laws and regulations may result in significant fines and penalties. The Company intends to fully comply with all environmental and safety regulation applicable in the DRC and comply with prudent international standards.

Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

Reference is made to the Company's annual report on Form 20-F dated April 6, 2015 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at November 11, 2015, the Company had outstanding 252,159 common shares, 116 series A preference shares, 1,200 series B preference shares, stock options to purchase an aggregate of 21,675 common shares, 8,400 warrants (with each such warrant entitling the holder to purchase one common share of the Company at a price of $6.65 until March 1, 2017), and additional warrants entitling the holders to purchase a total of 13,300 common shares of the Company at a price of Cdn$0.269 per share until August 18, 2017. Reference is also made to the private placement completed in February 2014, pursuant to which preferred shares of two subsidiaries of the Company were issued. At the option of the holders of such preferred shares and at any time before the maturity date of such preferred shares of June 1, 2017, the holders are entitled to exchange their preferred shares into 63,000 common shares of the Company at a strike price of $0.5673 per common share.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2014 management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2014, the disclosure controls and procedures were ineffective due to the identification of a material weakness in the information technology general controls (“ITGC”) and in the controls over financial reporting relating to the preparation and review of the statement of cash flow and sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models, as discussed in the internal control over financial reporting section below. As such, there is a possibility that the internal control over financial reporting will fail to detect a material misstatement in the financial statements on a timely basis.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2014, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework of 1992. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2014, there was a material weakness in ITGC and in the internal controls over financial reporting relating to the preparation and review of the statement of cash flow and sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models.

With respect to ITGC, in the first half of 2014, the Company embarked on a SAP implementation that was fully operational by Q3 2014. The intention of the system implementation was to improve the business processes on both an operational control basis and ITGC basis. Due to limited resources and change in personnel responsible for the SAP implementation, the Company focused its efforts on system implementation and training but fell short of properly implementing the new ITGC features in the second half of 2014, which was deemed a material weakness due to ineffective controls over access security and change management resulting in a potential impact on the reliability of information produced by the system. Management has used external consultants in conjunction with internal resources to implement controls over access security and change management during the first half of 2015. The evaluation of these controls is currently in progress.

With respect to internal controls in 2014 over the preparation and review of the statement of cash flow, it came to management’s attention that the accounting treatment of a deferred revenue transaction first accounted for in 2013 should have been classified in the consolidated statement of cash flow as operating and investing activities instead of financing activities. The Company restated the statement of cash flow as disclosed in note 34 of the 2014 Annual Financial Statements. As a result, the Company concluded that a material weakness in internal controls over the preparation and review of the statement of cash flow existed given the application of this inappropriate accounting treatment in 2014. In the third quarter of 2014, the Company added two additional chartered professional accountants to the finance team with extensive experience in IFRS with major publicly traded companies in the mining industry. Management believes that the enhanced finance team is capable of addressing the preparation and review of the statement of cash flow.

With respect to internal controls in 2014 over the sufficiency of documentary evidence supporting the precision of review over the completeness and accuracy of inputs, assumptions and formulas included in the impairment models, it came to management’s attention that the level of documentary evidence supporting the precision of the review was insufficient to appropriately evidence the precision to which management reviewed the impairment models. During the relevant reporting period, management’s key focus in performing the impairment analysis was on ensuring that the information included in the models was complete and accurate in order to ensure appropriate conclusions were reached for financial reporting. As no issues were identified with respect to the inputs, assumptions and formulas that would change the conclusions reached in the impairment models, management is continuing to enhance the level of documentation maintained in the review process in relevant reporting periods through the establishment of enhanced standard documentation procedures.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Refer to the discussion above for the Company’s remediation plan with respect to material weaknesses identified in 2014.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

NON-IFRS MEASURES

Management uses cash cost, all-in sustaining cost, gold margin and EBITDA to monitor financial performance and provide additional information to investors and analysts. These metrics do not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As these metrics do not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a sales basis.

Cash Cost	Q3 2015	Q3 2014	Q2 2015	Q3 2015 YTD	Q3 2014 YTD
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	23,084	25,192	28,068	75,433	71,833
Less: Depletion and depreciation	(5,821)	(8,495)	(7,125)	(19,332)	(19,431)
Total cash costs	17,263	16,697	20,943	56,101	52,402
Gold sales (oz)	34,467	26,997	35,665	104,088	71,961
Cash cost per ounce ($/oz)	501	618	587	539	728

The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

All-In Sustaining Cost	Q3 2015	Q3 2014	Q2 2015	Q3 2015 YTD	Q3 2014 YTD
	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	23,084	25,192	28,068	75,433	71,832
Less: Depletion and depreciation	(5,821)	(8,495)	(7,125)	(19,332)	(19,431)
Total cash costs	17,263	16,697	20,943	56,101	52,401
Sustaining capital	3,690	2,262	4,074	9,589	7,101
All-in cash costs	20,953	18,959	25,017	65,690	59,502
Gold sales (oz)	34,467	26,997	35,665	104,088	71,961
All-in cash cost per ounce ($/oz)	608	702	701	631	827

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

Banro calculates EBITDA as net income or loss for the period excluding: interest and financing costs, income tax expense, and depreciation and amortization, and impairment charges. EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net profit for the period and EBITDA is presented below:

EBITDA	Q3 2015	Q3 2014	Q2 2015	Q3 2015 YTD	Q3 2014 YTD
	($000's)	($000's)	($000's)	($000's)	($000's)
Net (loss)/income	(12,211)	3,750	(48,666)	(54,097)	48
Interest and Financing Costs	3,686	1,686	6,035	15,424	5,249
Taxes	-	-	-	-	-
Depletion and depreciation	5,834	8,513	7,148	19,393	19,480
Impairment	23,000	-	50,200	73,200	-
EBITDA	20,309	13,949	14,717	53,920	24,777

Banro Corporation
MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2015

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, the Company uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources disclosed by the Company, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, the Company’s reserve and resource estimates have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information disclosed by the Company may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. investors are urged to consider closely the disclosure in the Company's Form 20-F Annual Report (File No. 001-32399), which may be secured from the Company, or from the SEC's website at http://www.sec.gov